Exhibit 1

Transactions in Ordinary Shares

The following table sets forth transactions in the Ordinary Shares made by the Reporting Persons within the past 60 days. Each of the transactions was a purchase effected for cash in the open market.

Date	Shares Purchased by the Reporting Persons	Price
August 24, 2026	48,484	$7.52
August 25, 2026	54,940	$7.60
August 26, 2026	33,095	$7.73